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STEPHEN FERRARA

stephen.ferrara@dechert.com

+1 617 728 7134  Direct

+1 617 275 8418  Fax

April 16, 2014

VIA EDGAR CORRESPONDENCE

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:   Hartford Series Fund, Inc. (SEC Files Nos. 333-45431 and 811-08629) and Hartford HLS Series Fund II, Inc. (SEC File Nos. 033-3920 and 811-04615) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. White:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Lisa Zeises and me on March 18, 2014, with respect to Hartford Series Fund, Inc. Post-Effective Amendment No. 111 and Hartford HLS Series Fund II, Inc. Post-Effective Amendment No. 66, each filed on February 18, 2014.  On behalf of each Registrant, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.     Comment:           Please file Tandy representations via EDGAR Correspondence in regard to this post effective amendment.

Response:            The Registrants confirm that the requested representations will be made.

2.     Comment:           Please provide a class identifier/ticker for Class IC shares on the cover page.

Response:            The Registrants confirm that the requested changes will be made.

3.     Comment:           Please confirm supplementally that all missing information, including performance data, information relating to each fund’s fees and expenses, and exhibits, will be filed in amendments to the registration statements.

Response:            The Registrants confirm that all missing information will be filed in amendments to the registration statements.

4.     Comment:           The Main Risks section of the prospectuses for several non-money market funds contains disclosure that an investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Please remove this language as it is neither required nor permitted by Form N-1A.

Response:            The Registrants consider the risk addressed by this disclosure to be an applicable and easily understandable risk of investing in the funds and believe the existing disclosure provides investors with helpful information about an investment in a fund.  Accordingly, the Registrants have traditionally included this disclosure in the Main Risks section of the funds’ prospectuses.

In addition, the funds are, in general, managed in a substantially similar manner to funds offered to retail investors, and as such have the same strategies and risks as those retail funds.  As these changes would result in inconsistencies between the funds’ prospectuses and the currently effective prospectuses for the retail funds, the Registrants respectfully decline to make the proposed changes.

5.     Comment:           With respect to each fund, please relocate from the expense table the footnote regarding the service fee paid to third party insurance companies, as it is neither required nor permitted by Form N-1A.

Response:            The Registrants respectfully decline to revise the text of the above-referenced footnote as the disclosure is clear and helpful for both new and existing investors because it explains what is included in other expenses. Furthermore, while the Registrants recognize that Form N-1A does not require footnote disclosure, the Registrants believe that the additional disclosure provides shareholders with important information. Accordingly, no changes have been made in response to this comment.

However, the Registrants have modified the footnote regarding the service fee paid to third party insurance companies as follows:

“Other expenses are based on estimated amounts for the current fiscal year.  Other expenses include an administrative services fee paid by the Fund to third party insurance companies for recordkeeping and/or other administrative services that is payable as a percentage of average daily net assets in the amount of up to 0.25%.”

6.     Comment:           With respect to the Balanced HLS Fund, please include “Derivatives Risk” in the Main Risks section of the fund’s summary section and in the Additional Information Regarding Risks and Investment Strategies section given that the fund’s principal investment strategy states that it may “invest in fixed income-related derivatives including futures contracts and swap agreements.”

Response:            The Registrant does not consider “Derivatives Risk” to be a main risk of investing in the Balanced HLS Fund.  The Registrant notes that it has determined to include references to such investments in the Principal Investment Strategy section because the investments are utilized in connection with a principal investment strategy.  The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy.  Accordingly, the Registrant has included the risks related to such investments elsewhere in the registration statement rather than in the Main Risks section.

In addition, the Registrant notes that the fund is managed in a substantially similar manner to a fund offered to retail investors, and as such has the same strategies and risks as the retail fund.  The requested change would result in an inconsistency between the fund’s prospectus and the currently effective prospectus for the retail fund.  For these reasons, the Registrant respectfully declines to make the proposed change.

7.     Comment:           With respect to the Balanced HLS Fund, please disclose the types of swap agreements in which the fund may invest, and whether the fund will act as a purchaser or seller of such securities.

Response:            As part of its non-principal investment strategy, the Balanced HLS Fund currently sells credit default swaps on traded indices and single name credit default swaps.  The Registrant believes that this level of detail is not necessary in the prospectus given that this is part of the Balanced HLS Fund’s non-principal investment strategy.  This level of detail is contained the Balanced HLS Fund’s statement of additional information, which discloses the Fund is permitted to be either the protection buyer or the protection seller in a credit default swap.

8.     Comment:           If a fund invests in total return swaps, please confirm that such fund is aware of the following: (i) Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”); (ii) that the staff’s position regarding asset coverage is under review; and (iii) that the staff could issue future guidance related to asset coverage, which could impact the manner in which the fund operates. Please also confirm that such fund will properly collateralize any total return swaps in accordance with the available guidance from the SEC and the staff.

Response:            The Registrants confirm that they are aware of (i) Release 10666; (ii) that the staff’s position regarding asset coverage is under review; and (iii) that the staff could issue future guidance related to asset coverage, which could impact the manner in which a fund operates. The Registrants also confirm that each fund that invests in total return swaps will properly collateralize any total return swaps in accordance with available guidance from the SEC and the staff.

9.     Comment:           If a fund sells credit default swaps, please clarify supplementally whether such fund covers the full notional amount of the underlying instrument when selling credit protection. In this regard, the SEC staff expects that a fund will cover the full notional value of the swap.

Response:            It is the current policy of the Hartford HLS Funds to cover the full notional value of the swap agreement where a fund writes protection by means of a credit default swap.

10.  Comment:           The staff notes that the preamble to the Average Annual Total Returns table in certain prospectuses does not accurately reflect the number of broad-based market indices against which fund performance is compared. Please confirm that this disclosure in each prospectus accurately reflects the number of indices in the table, as required by Item 4 of Form N-1A.

Response:            The Registrants confirm that the preamble in certain fund prospectuses has been updated to accurately reflect the number of broad-based market indices against which fund performance is compared.

11.  Comment:           The staff notes that, under the heading “Further Information on the Funds — Class IC Service Fee,” the prospectus for each fund states that the fund’s expenses include “expenses of obtaining information and providing explanations to variable contract owners regarding Hartford HLS Fund investment objectives and policies and other information about a Hartford HLS Fund, including performance.” Please explain supplementally what types of information and explanations are contemplated by these expenditures.

Response:            The Registrants have removed this description from the prospectuses and has clarified that the 0.25% paid to third party insurance companies is for recordkeeping and/or other administrative services.

12.  Comment:           The Cover Page of the prospectus for the Hartford MidCap HLS Fund previously stated that fund shares would only be sold to variable annuity and variable life insurance separate accounts in connection with contracts issued before August 16, 2004. Please confirm supplementally whether this policy remains in effect and, to the extent the policy remains in effect, explain why the Registrant removed this disclosure from the prospectus.

Response:            The Registrant confirms that the above-referenced Cover Page disclosure was deleted from the prospectus as the policy to sell fund shares only to variable annuity and variable life insurance separate accounts in connection with contracts issued before August 16, 2004 is no longer in effect.

13.  Comment:           Under the heading “Fund Management — Standing Committees” in the statement of additional information, please describe, per the requirements of Item 17(b)(2)(iv) of Form N-1A, the procedures to be followed by shareholders when submitting a recommendation for Nominating Committee membership.

Response:            The Registrants believe that the current disclosure complies with the requirement of Item 17(b)(2)(iv) of Form N-1A to disclose the procedures to be followed by shareholders when submitting a recommendation for Nominating Committee membership. A security holder may recommend an individual for Nominating Committee membership by submitting a proposal to the Nominating Committee.

The Registrants do not interpret Item 17(b)(2)(iv) to require a detailed description of the administrative processes by which a security holder would submit such proposals. Specifically, the Registrants believe that this level of disclosure would contravene guidance in General Instruction (C)(1)(c) of Form N-1A to avoid “lengthy and technical discussions” particularly with respect to an aspect of the funds’ operations which does not “differ materially from those of other investment companies.” Accordingly, the Registrants believe that this level of detail is neither required by the Form nor appropriate for disclosure in the funds’ statement of additional information. For the foregoing reasons, the Registrants respectfully decline to make the proposed change.

You requested that the Registrants make certain representations concerning each post-effective amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Stephen R. Ferrara

Stephen R. Ferrara

cc:      Alice A. Pellegrino

Lisa D. Zeises
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

Hartford Series Fund, Inc.

5 Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, Pennsylvania 19087

April 16, 2014

VIA EDGAR CORRESPONDENCE

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629) Post Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (the “Amendments”)

Dear Ms. White:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendments, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Assistant Secretary
Hartford Series Fund, Inc.

[HARTFORD LETTERHEAD]

Hartford HLS Series Fund II, Inc.

5 Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, Pennsylvania 19087

April 16, 2014

VIA EDGAR CORRESPONDENCE

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hartford HLS Series Fund II, Inc. (the “Registrant”) (SEC File Nos. 033-3920 and 811-04615) Post Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. White:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Alice A. Pellegrino

Alice A. Pellegrino
Assistant Secretary
Hartford HLS Series Fund II, Inc.